SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 15)
Leucadia National Corporation
(Name of Issuer)
Common Shares, $1 par value	527288 5 10 4
(Title of class of securities)	(CUSIP number)
Andrea A. Bernstein, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000
(Name, address and telephone number of person authorized to receive notices and communications)
October 9, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

(Continued on following pages) (Page 1 of 7 pages)

CUSP No. 527288 5 10 4		13D

1		NAME OF REPORTING PERSON:	Ian M. Cumming
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3		SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	24,667,393*
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	216,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	24,667,393*
PERSON WITH	10	SHARED DISPOSITIVE POWER:	216,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	24,883,393*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: See Item 5.	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.1%*
14		TYPE OF REPORTING PERSON:	IN

* Includes 1,600,000 shares of Common Stock issuable upon exercise of currently exercisable warrants.

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CUSIP No. 527288 5 10 4		13D

1		NAME OF REPORTING PERSON:	Joseph S. Steinberg
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3		SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	27,028,351*
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	139,200
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	27,028,351*
PERSON WITH	10	SHARED DISPOSITIVE POWER:	139,200
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	27,167,551*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: See Item 5.	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.0%*
14		TYPE OF REPORTING PERSON:	IN

* Includes 1,600,000 shares of Common Stock issuable upon exercise of currently exercisable warrants.

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This Statement constitutes Amendment No. 15 to the Statement on Schedule 13D, as previously amended (the “Schedule 13D”), filed with the Securities and Exchange Commission, by Ian M. Cumming and Joseph S. Steinberg with respect to the Common Shares, par value $1 per share (the “Common Shares”), of Leucadia National Corporation (the “Company”). Unless otherwise indicated, all capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following at the end thereof:

The third paragraph of Item 5(a)-(b) hereof is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

(a)-(b)  As of October 9, 2009, Ian M. Cumming and Joseph S. Steinberg beneficially owned the following Common Shares:

Ian M. Cumming is the beneficial owner of 24,667,393 Common Shares (including 1,600,000 Common Shares issuable upon exercise of currently exercisable warrants to purchase Common Shares). The 24,667,393 Common Shares represent approximately 10% of the 244,730,170 Common Shares outstanding as of September 30, 2009, together with the 1,600,000 additional Common Shares issuable upon exercise of the warrants which are deemed to be outstanding with respect to Mr. Cumming. Mr. Cumming has sole dispositive power over such Common Shares. Mr. Cumming may also be deemed to be the beneficial owner of an additional 216,000 Common Shares (less than .1%) beneficially owned by his wife. The foregoing does not include: (i) an aggregate of 308,210 Common Shares (approximately .1%) that are beneficially owned by a private charitable foundation, of which Mr. Cumming is a trustee and President and as to which Mr. Cumming disclaims beneficial ownership, and (ii) an aggregate of 101,666 Common Shares (less than .1%) that are beneficially owned by a nonprofit corporation, of which Mr. Cumming is a director and President and as to which Mr. Cumming disclaims beneficial ownership.

Joseph S. Steinberg is the beneficial owner of 27,028,351 Common Shares (including 1,600,000 Common Shares issuable upon exercise of currently exercisable warrants to purchase Common Shares). The 27,028,351 Common Shares represent approximately 11% of the 244,730,170 Common Shares outstanding as of September 30, 2009, together with the 1,600,000 additional Common Shares issuable upon exercise of the warrants which are deemed to be outstanding with respect to Mr. Cumming. Mr. Steinberg has sole dispositive power over such Common Shares. Mr. Steinberg may also be deemed to be the beneficial owner of an additional 139,200 Common Shares (less than .1%) beneficially owned by his wife and daughter.

On October 9, 2009, Mr. Cumming entered into a sales plan for the sale from time to time from October 12, 2009 through April 9, 2009 of up to 1,000,000 Common Shares with JPMorgan Securities Inc. pursuant to a plan intended to comply with Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended.

Messrs. Cumming and Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of the Company. Each of Mr. Cumming and Mr. Steinberg may, in the future, from time to time, acquire or dispose of additional Common Shares in private transactions, open market transactions or otherwise. Except as discussed in this Amendment No. 15, neither Mr. Cumming nor Mr. Steinberg has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

(c)       The following table sets forth all transactions with respect to the Common Shares effected by Messrs. Cumming and Steinberg during the sixty (60) days preceding the date hereof and not previously reported (all sales reflected below were made in open market transactions).

Reporting Person	Date	Transaction	Number of Common Shares	Weighted Average Price Per Share (Excluding Commissions)
Joseph S. Steinberg	10/6/2009	Sale	55,000	$24.34(1)

Joseph S. Steinberg	10/7/2009	Sale	55,000	$23.76(2)

(1) Reflects weighted average per share price of separately priced transactions at a range of $24.03-$24.45. Upon the request of the Commission, full information regarding the number of shares sold at each separate price will be provided.

(2) Reflects weighted average per share price of separately priced transactions at a range of $23.55-$23.91. Upon the request of the Commission, full information regarding the number of shares sold at each separate price will be provided.

(d)	Not applicable.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

Item 6 is hereby amended by adding the following at the end thereof:

The third paragraph of Item 5(a)-(b) hereof is incorporated herein by reference.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2009

By:	/s/ Ian M. Cumming
Ian M. Cumming

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2009

By:	/s/ Joseph S. Steinberg

Joseph S. Steinberg

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